Julie M. O’Daniel Senior Vice President, General Counsel and Corporate Secretary	Valvoline 100 Valvoline Way Lexington, KY 40509 Tel: 859 357-2591, Fax: 859 357-2626 jmodaniel@valvoline.com valvoline.com

November 21, 2017

VIA EDGAR

Mr. Sergio Chinos

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Valvoline Inc.

Registration Statement on Form S-4 (File No. 333-221652)

Dear Mr. Chinos:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Valvoline Inc. and its subsidiary guarantor co-registrants named in the above-referenced Registration Statement on Form S-4 (collectively, the “Company”) respectfully request that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-221652) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 2:00 p.m. Eastern Standard Time on November 24, 2017 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Ilir Mujalovic of Shearman & Sterling LLP at (212) 848-5313.

[Signature Page Follows]

Very truly yours,

VALVOLINE INC.

By:	/s/ Julie M. O’Daniel
Name:	Julie M. O’Daniel
Title:	Senior Vice President, General Counsel and Corporate Secretary

VALVOLINE US LLC

VALVOLINE LLC

VALVOLINE LICENSING AND INTELLECTUAL PROPERTY LLC

VALVOLINE BRANDED FINANCE, INC.

VALVOLINE INTERNATIONAL HOLDINGS INC.

VALVOLINE INSTANT OIL CHANGE FRANCHISING, INC.

RELOCATION PROPERTIES MANAGEMENT LLC

VIOC FUNDING, INC.

VALVOLINE INTERNATIONAL, INC.

FUNDING CORP. I

OCH INTERNATIONAL, INC.

OCHI ADVERTISING FUND LLC

OCHI HOLDINGS LLC

OCHI HOLDINGS II LLC

By:	/s/ Lynn P. Freeman
Name:	Lynn P. Freeman
Title:	Vice President and Assistant Treasurer of Valvoline US LLC,
Valvoline LLC, Valvoline Licensing and Intellectual Property LLC,
Valvoline International Holdings Inc., Valvoline Instant Oil Change
Franchising, Inc., Relocation Properties Management LLC, VIOC
Funding, Inc., Valvoline International, Inc., OCH International, Inc.,
OCHI Advertising Fund LLC, OCHI Holdings LLC and OCHI
Holdings II LLC; President and Assistant Treasurer of Valvoline
Branded Finance, Inc. and Funding Corp. I